Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231

June 28, 2012

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST Brown Advisory Funds (the “Trust”) File Nos.: 333-181202 and 811-22708

Dear Ms. Browning:

On behalf of the Trust and its new series, Brown Advisory Winslow Sustainability Fund and Brown Advisory Tax Exempt Bond Fund (the “Funds”), we hereby request acceleration of the registration statement filed on June 28, 2012 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 2 (the “Amendment”), and the Investment Company Act of 1940, as amended (the “1940  Act”), as Amendment No. 2, so the registration statement on Form N-1A would be declared effective no later than June 29, 2012.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Funds’ principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to June 29, 2012 or as soon as practicable thereafter.

Very truly yours,

/s/ Edward Paz
Edward Paz
Secretary
Brown Advisory Funds

QUASAR DISTRIBUTORS, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 28, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

Brown Advisory Funds

REQUEST FOR ACCELERATION.  As the principal underwriter of Brown Advisory Winslow Sustainability Fund and Brown Advisory Tax Exempt Bond Fund (the “Funds”), each a series of Brown Advisory Funds, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on June 28, 2012 be accelerated to June 29, 2012 or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James R. Schoenike

James R. Schoenike
President